Exhibit 99.1

TD Bank Group Announces Redemption of Non-cumulative Class A First Preferred Shares, Series Y and Series Z

TORONTO - September 12, 2018 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that it will exercise its right to redeem all of its 5,481,853 outstanding Non-cumulative Class A First Preferred Shares, Series Y (the “Series Y Shares”) on October 31, 2018 at the price of $25.00 per Series Y Share, for an aggregate total of approximately $137 million.

TD also announced that it will exercise its right to redeem all of its 4,518,147 outstanding Non-cumulative Class A First Preferred Shares, Series Z (the “Series Z Shares”) on October 31, 2018 at the price of $25.00 per Series Z Share, for an aggregate total of approximately $113 million.

On August 30, 2018, TD announced that dividends of $ 0.22246875 per Series Y Share and $ 0.18293750 per Series Z Share had been declared. These will be the final dividends on the Series Y Shares and Series Z Shares, respectively, and will be paid in the usual manner on October 31, 2018 to shareholders of record on October 10, 2018, as previously announced. After October 31, 2018, the Series Y Shares and Series Z Shares will cease to be entitled to dividends and the only remaining rights of holders of such shares will be to receive payment of the redemption amount.

With the announcement of the redemption of the Series Y Shares and Series Z Shares, the right of any holder of Series Y Shares or Series Z Shares to convert such shares will cease and terminate.

Beneficial holders who are not directly the registered holder of Series Y Shares or Series Z Shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds. Inquiries should be directed to our Registrar and Transfer Agent, AST Trust Company (Canada), at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD”). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 12 million active online and mobile customers. TD had $1.3 trillion in assets on July 31, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Gillian Manning

Head of Investor Relations

416-308-6014

Alison Ford

Manager, Media Relations

416-982-5401